UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: May 1, 2014		Signed: /s/ Celeste Evancio
	By:	Name: Celeste Evancio
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY LIMITED

REPORT ON VOTING RESULTS

(Section 11.3 of National Instrument 51-102)

The following matters were voted on at the Annual Meeting of Shareholders (the “Meeting”) of Canadian Pacific Railway Limited (the “Corporation”) held on May 1, 2014 in Calgary, Alberta. Each matter voted on is described in greater detail in the Corporation’s 2014 Management Proxy Circular.

1.	Appointment of Auditors – Deloitte LLP were appointed auditors of the Corporation. The result of the ballot taken at the Meeting with respect to the appointment of auditors was as follows:

➢	142,542,408 (99.92%) votes in favour and 113,559 (0.08%) votes withheld.

2.	Acceptance of the Corporation’s Approach to Executive Compensation – The result of the ballot taken at the Meeting with respect to the advisory vote accepting the Corporation’s approach to executive compensation was as follows:

➢	123,092,164 (89.84%) votes in favour and 13,927,157 (10.16%) votes against.

3.	Election of Directors – The result of the ballot taken at the Meeting with respect to the election of thirteen directors was as follows:

Nominee	Votes For	% votes For	Votes Withheld	% votes Withheld
William A Ackman	136,675,380	99.75%	345,729	0.25%
Gary F. Colter	136,766,550	99.81%	254,371	0.19%
Isabelle Courville	136,802,299	99.84%	218,798	0.16%
Paul G. Haggis	136,810,014	99.85%	211,092	0.15%
E. Hunter Harrison	136,817,886	99.85%	203,038	0.15%
Paul C. Hilal	134,549,046	98.20%	2,471,898	1.80%
Krystyna T. Hoeg	136,018,903	99.27%	1,002,208	0.73%
Rebecca MacDonald	136,515,006	99.63%	505,911	0.37%
Anthony R. Melman	136,852,668	99.88%	168,426	0.12%
Linda J. Morgan	136,308,213	99.48%	712,897	0.52%
Hon. Jim Prentice	136,803,061	99.84%	217,860	0.16%
Andrew F. Reardon	136,642,666	99.72%	378,427	0.28%
Stephen C. Tobias	136,380,676	99.53%	640,430	0.47%

Canadian Pacific Railway Limited

By:	(SIGNED)
Celeste Evancio
Assistant Corporate Secretary